EXHIBIT 99.16

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Art Ibrado, PhD, P.E. hereby consent to the use of my name in connection with the references to the technical report entitled “Ana Paula Project, NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated June 7, 2017 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Art Ibrado”
Signature of Qualified Person

Art Ibrado, PhD, P.E.
Name of Qualified Person

Project Manager and Metallurgist

M3 Engineering & Technology Corp.
Title of Qualified Person

March 19, 2019